Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

LUCID, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the Chief Executive Officer of Lucid, Inc. (the “Corporation”), hereby certifies:

1.                                       The name of the Corporation is Lucid, Inc.  The name under which it was formed is Lucid Technologies, Inc.

2.                                       The Certificate of Incorporation was filed by the Department of State on November 27, 1991.

3.                                       The Certificate of Incorporation, as now in full force and effect, is hereby amended to change the issued shares of Common Stock, par value $.01 per share, into a different number of shares of the same class.  Upon the filing and effectiveness (the “Effective Time”) pursuant to the New York Business Corporation Law of this Certificate of Amendment to the Certificate of Incorporation, each two (2) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without action on the part of the respective holders thereof, be combined and converted into one share of Common Stock (the “Reverse Stock Split”).  No fractional shares shall be issued in connection with the Reverse Stock Split and shareholders shall be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interests upon the surrender of the shareholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the fair value of a share, as determined by the Board of Directors, by (b) the fraction of one share owned by the shareholder.  This amendment does not change any of the authorized or issued shares of Preferred Stock of the Corporation.  To effect the change in issued and unissued shares of Common Stock, the first paragraph of subparagraph (a) of paragraph 5 designated “Classes of Stock” in the Certificate of Incorporation shall read in its entirety as follows:

“5.                                 a. Classes of Stock.  The total number of shares which the Corporation is authorized to issue is Seventy Million (70,000,000) shares. Sixty million (60,000,000) shares shall be Common Stock, with a par value of $.01 per share, and Ten Million (10,000,000) shares shall be Preferred Stock, with a par value of $.05 per share.”

4.                                       As a result of this amendment, the 4,511,546 issued shares of Common Stock, par value $.01 per share, shall be changed into 2,255,858 issued shares of Common Stock, par value $.01 per share at a rate of one share of Common Stock, par value $.01 per share for each two shares of Common Stock, par value $.01 per share, after taking into account the payment of cash for fractional shares.  As a result of the amendment, the 55,488,454 unissued shares of Common Stock, par value $.01 per share, shall be changed into 57,744,142 unissued shares of Common Stock, par value $.01 per share, which increase is the result of the reduction in the issued shares and which change reflects a rate of 1.0406515 to 1.  As a result of the amendment, the stated capital of the Corporation’s common shares shall be reduced from $45,115.46 to $22,558.58 due to the change in the number of issued shares.

5.                                       This Amendment to the Certificate of Incorporation was authorized by vote of the Board of Directors followed by vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have signed this Certificate of Amendment this 6th day of December, 2011.

/s/ Jay M. Eastman
Jay M. Eastman, Chief Executive Officer